Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months and nine months ended September 30, 2020 and 2019

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Revenue
Regulated electricity distribution	$218,669	$221,396	$562,967	$602,452
Regulated gas distribution	55,669	47,588	318,906	296,184
Regulated water reclamation and distribution	39,354	39,004	102,076	98,487
Non-regulated energy sales	56,053	52,706	182,288	175,940
Other revenue	6,370	4,872	18,417	13,306
	376,115	365,566	1,184,654	1,186,369
Expenses
Operating expenses	116,759	116,248	367,835	356,548
Regulated electricity purchased	58,106	68,281	158,154	188,223
Regulated gas purchased	13,254	10,670	96,174	111,564
Regulated water purchased	3,747	2,719	9,234	5,958
Non-regulated energy purchased	4,969	3,531	11,714	13,110
Administrative expenses	13,812	14,929	47,127	41,571
Depreciation and amortization	71,528	65,782	226,075	206,642
Loss (gain) on foreign exchange	(936)	(859)	(5,630)	75
	281,239	281,301	910,683	923,691
Operating income	94,876	84,265	273,971	262,678
Interest expense	(45,560)	(45,668)	(136,626)	(134,129)
Income (loss) from long-term investments (note 6)	(2,701)	90,055	169,447	270,189
Other net losses (note 16)	(16,928)	(5,683)	(44,758)	(14,050)
Pension and other post-employment non-service costs (note 8)	(2,369)	(4,994)	(9,342)	(10,034)
Gain on derivative financial instruments (note 21(b)(iv))	301	15,379	1,747	15,592
	(67,257)	49,089	(19,532)	127,568
Earnings before income taxes	27,619	133,354	254,439	390,246
Income tax recovery (expense) (note 15)
Current	524	(5,041)	(5,585)	(14,990)
Deferred	19,179	(16,927)	(7,927)	(42,614)
	19,703	(21,968)	(13,512)	(57,604)
Net earnings	47,322	111,386	240,927	332,642
Net effect of non-controlling interests (note 14)
Non-controlling interests	11,294	11,377	47,270	47,066
Non-controlling interests held by related party	(2,765)	(7,009)	(9,924)	(20,923)
	$8,529	$4,368	$37,346	$26,143
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$55,851	$115,754	$278,273	$358,785
Series A and D Preferred shares dividend (note 12)	2,102	2,137	6,259	6,352
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$53,749	$113,617	$272,014	$352,433
Basic net earnings per share (note 17)	$0.09	$0.23	$0.50	$0.71
Diluted net earnings per share (note 17)	$0.09	$0.23	$0.49	$0.71
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Net earnings	$47,322	$111,386	$240,927	$332,642
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax recovery of $954 and tax expense of $1,828 (2019 - tax recovery of $493 and $606), respectively (notes 21(b)(iii) and 21(b)(iv))	10,812	(11,910)	(17,245)	45
Change in fair value of cash flow hedges, net of tax recovery of $1,821 and $9,210 (2019 - tax recovery of $2,198 and tax expense of $2,902), respectively (note 21(b)(ii))	(4,761)	(5,775)	(25,062)	7,855
Change in pension and other post-employment benefits, net of tax expense of $81 and $72 (2019 - tax recovery of $132 and $82), respectively (note 8)	196	(185)	175	(230)
Other comprehensive income (loss), net of tax	6,247	(17,870)	(42,132)	7,670
Comprehensive income	53,569	93,516	198,795	340,312
Comprehensive loss attributable to the non-controlling interests	(7,055)	(5,610)	(39,986)	(24,680)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$60,624	$99,126	$238,781	$364,992
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	September 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$318,164	$62,485
Accounts receivable, net (note 4)	202,369	259,144
Fuel and natural gas in storage	33,040	30,804
Supplies and consumables inventory	81,665	60,295
Regulatory assets (note 5)	62,282	50,213
Prepaid expenses	40,150	29,003
Derivative instruments (note 21)	13,493	13,483
Other assets	8,993	7,764
	760,156	513,191
Property, plant and equipment, net	7,282,409	7,231,664
Intangible assets, net	51,840	47,616
Goodwill	1,030,517	1,031,696
Regulatory assets (note 5)	713,432	509,674
Long-term investments (note 6)
Investments carried at fair value	1,369,333	1,294,147
Other long-term investments	396,908	121,968
Derivative instruments (note 21)	45,367	72,221
Deferred income taxes	29,526	30,585
Other assets	60,452	58,708
	$11,739,940	$10,911,470
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	September 30, 2020	December 31, 2019
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$145,298	$150,336
Accrued liabilities	236,638	307,952
Dividends payable (note 12)	92,305	73,945
Regulatory liabilities (note 5)	42,018	41,683
Long-term debt (note 7)	6,925	225,013
Other long-term liabilities (note 9)	57,711	57,939
Derivative instruments (note 21)	43,754	5,898
Other liabilities	10,221	9,300
	634,870	872,066
Long-term debt (note 7)	3,970,780	3,706,855
Regulatory liabilities (note 5)	548,544	556,379
Deferred income taxes	498,268	491,538
Derivative instruments (note 21)	63,497	78,766
Pension and other post-employment benefits obligation	217,850	224,094
Other long-term liabilities (note 9)	268,516	243,401
	6,202,325	6,173,099
Redeemable non-controlling interests (note 14)
Redeemable non-controlling interest, held by related party (note 13(b))	306,234	305,863
Redeemable non-controlling interests	22,896	25,913
	329,130	331,776
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	4,907,933	4,017,044
Additional paid-in capital	57,556	50,579
Deficit	(362,540)	(367,107)
Accumulated other comprehensive loss (“AOCI”) (note 11)	(49,253)	(9,761)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,737,995	3,875,054
Non-controlling interests
Non-controlling interests	409,958	457,834
Non-controlling interest, held by related party (note 13(c))	60,532	73,707
	470,490	531,541
Total equity	5,208,485	4,406,595
Commitments and contingencies (note 19)
Subsequent events (notes 3, 6, 7 and 10)
	$11,739,940	$10,911,470
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended September 30, 2020

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated OCI	Non- controlling interests	Total
Balance, June 30, 2020	$4,181,365	$184,299	$51,834	$(323,404)	$(54,026)	$483,261	$4,523,329
Net earnings (loss)	—	—	—	55,851	—	(8,529)	47,322
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(1,049)	(1,049)
Other comprehensive income	—	—	—	—	4,773	1,474	6,247
Dividends declared and distributions to non-controlling interests	—	—	—	(74,885)	—	(4,667)	(79,552)
Dividends and issuance of shares under dividend reinvestment plan	20,047	—	—	(20,047)	—	—	—
Common shares issued upon conversion of convertible debentures	36	—	—	—	—	—	36
Common shares issued upon public offering, net of cost	705,437	—	—	—	—	—	705,437
Issuance of common shares under employee share purchase plan	1,048	—	—	—	—	—	1,048
Share-based compensation	—	—	6,792	—	—	—	6,792
Common shares issued pursuant to share-based awards	—	—	—	(55)	—	—	(55)
Acquisition of redeemable non-controlling interest	—	—	(1,070)	—	—	—	(1,070)
Balance, September 30, 2020	$4,907,933	$184,299	$57,556	$(362,540)	$(49,253)	$470,490	$5,208,485
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended September 30, 2019

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated OCI	Non- controlling interests	Total
Balance, June 30, 2019	$3,614,020	$184,299	$45,414	$(499,344)	$3,636	$569,145	$3,917,170
Net earnings (loss)	—	—	—	115,754	—	(4,368)	111,386
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(4,744)	(4,744)
Other comprehensive loss	—	—	—	—	(16,628)	(1,242)	(17,870)
Dividends declared and distributions to non-controlling interests	—	—	—	(54,530)	—	(5,231)	(59,761)
Dividends and issuance of shares under dividend reinvestment plan	18,000	—	—	(18,000)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	—	—
Common shares issued upon conversion of convertible debentures	—	—	—	—	—	—	—
Common shares issued upon public offering, net of cost	15,609	—	—	—	—	—	15,609
Share-based compensation	—	—	3,056	—	—	—	3,056
Common shares issued pursuant to share-based awards	7,628	—	(1,414)	(6,747)	—	—	(533)
Balance, September 30, 2019	$3,655,257	$184,299	$47,056	$(462,867)	$(12,992)	$553,560	$3,964,313
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the nine months ended September 30, 2020

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2019	$4,017,044	$184,299	$50,579	$(367,107)	$(9,761)	$531,541	$4,406,595
Net earnings (loss)	—	—	—	278,273	—	(37,346)	240,927
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(4,733)	(4,733)
Other comprehensive loss	—	—	—	—	(39,492)	(2,640)	(42,132)
Dividends declared and distributions to non-controlling interests	—	—	—	(211,696)	—	(19,703)	(231,399)
Dividends and issuance of shares under dividend reinvestment plan	45,869	—	—	(45,869)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	3,371	3,371
Common shares issued upon conversion of convertible debentures	48	—	—	—	—	—	48
Common shares issued upon public offering, net of cost	823,737	—	—	—	—	—	823,737
Issuance of common shares under employee share purchase plan	3,006	—	—	—	—	—	3,006
Share-based compensation	—	—	19,301	—	—	—	19,301
Common shares issued pursuant to share-based awards	18,229	—	(11,254)	(16,141)	—	—	(9,166)
Acquisition of redeemable non-controlling interest	—	—	(1,070)	—	—	—	(1,070)
Balance, September 30, 2020	$4,907,933	$184,299	$57,556	$(362,540)	$(49,253)	$470,490	$5,208,485
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the nine months ended September 30, 2019

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2018	$3,562,418	$184,299	$45,553	$(595,259)	$(19,385)	$519,896	$3,697,522
Adoption of ASU 2017-12 on hedging	—	—	—	(186)	186	—	—
Net earnings (loss)	—	—	—	358,785	—	(26,143)	332,642
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(14,011)	(14,011)
Other comprehensive income	—	—	—	—	6,207	1,463	7,670
Dividends declared and distributions to non-controlling interests	—	—	—	(158,446)	—	(27,963)	(186,409)
Dividends and issuance of shares under dividend reinvestment plan	51,447	—	—	(51,447)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	100,318	100,318
Common shares issued upon conversion of convertible debentures	90	—	—	—	—	—	90
Common shares issued upon public offering, net of cost	20,702	—	—	—	—	—	20,702
Issuance of common shares under employee share purchase plan	2,042	—	—	—	—	—	2,042
Share-based compensation	—	—	9,364	—	—	—	9,364
Common shares issued pursuant to share-based awards	18,558	—	(7,861)	(16,314)	—	—	(5,617)
Balance, September 30, 2019	$3,655,257	$184,299	$47,056	$(462,867)	$(12,992)	$553,560	$3,964,313
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Cash provided by (used in):
Operating Activities
Net earnings	$47,322	$111,386	$240,927	$332,642
Adjustments and items not affecting cash:
Depreciation and amortization	71,528	65,782	226,075	206,642
Deferred taxes	(19,179)	16,927	7,927	42,614
Unrealized gain (loss) on derivative financial instruments	(2,015)	(25,643)	(4,194)	(15,968)
Share-based compensation expense	6,588	2,681	18,228	7,896
Cost of equity funds used for construction purposes	134	(1,428)	(1,903)	(2,588)
Change in value of investments carried at fair value	23,394	(64,372)	(95,690)	(178,410)
Pension and post-employment expense in excess of (lower than) contributions	(214)	276	2,570	3,507
Distributions received from equity investments, net of income	1,494	1,762	3,566	6,455
Others	16,075	9,952	14,051	10,475
Net change in non-cash operating items (note 20)	(23,695)	70,764	(80,324)	30,535
	121,432	188,087	331,233	443,800
Financing Activities
Increase in long-term debt	1,450,979	734,260	2,787,634	2,845,045
Decrease in long-term debt	(1,639,150)	(229,591)	(2,712,318)	(1,918,815)
Issuance of common shares, net of costs	699,888	15,856	820,145	22,223
Cash dividends on common shares	(63,847)	(51,559)	(186,415)	(143,773)
Dividends on preferred shares	(2,102)	(4,246)	(6,259)	(6,352)
Contributions from non-controlling interests, related party	—	—	—	96,752
Contributions from non-controlling interests and redeemable non-controlling interests (note 14)	—	—	2,649	475
Production-based cash contributions from non-controlling interest	—	—	3,371	3,565
Distributions to non-controlling interests, related party (note 13(b) and (c))	(4,710)	—	(20,622)	(10,867)
Distributions to non-controlling interests	(2,462)	(24,014)	(9,687)	(29,534)
Payments upon settlement of derivatives	—	—	—	(8,732)
Shares surrendered to fund withholding taxes on exercised share options	—	(1,341)	(4,644)	(5,282)
Acquisition of non-controlling interest	(1,935)	—	(1,935)	—
Increase in other long-term liabilities	3,581	3,436	10,782	7,488
Decrease in other long-term liabilities	(1,266)	(1,413)	(6,292)	(15,192)
	438,976	441,388	676,409	837,001
Investing Activities
Additions to property, plant and equipment and intangible assets	(182,662)	(190,247)	(524,971)	(403,297)
Increase in long-term investments	(118,031)	(130,616)	(223,198)	(546,303)
Acquisitions of operating entities	354	—	(2,697)	(1,350)
Increase in other assets	(7,651)	(903)	(15,415)	(13,914)
Receipt of principal on development loans receivable	2,789	—	13,743	10,601
Proceeds from sale of long-lived assets	—	—	415	—
	(305,201)	(321,766)	(752,123)	(954,263)
Effect of exchange rate differences on cash and restricted cash	3,923	(412)	2,173	313
Increase in cash, cash equivalents and restricted cash	259,130	307,297	257,692	326,851
Cash, cash equivalents and restricted cash, beginning of period	85,834	85,327	87,272	65,773
Cash, cash equivalents and restricted cash, end of period	$344,964	$392,624	$344,964	$392,624
Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$43,666	$40,677	$143,254	$124,001
Cash paid during the period for income taxes	$2,367	$3,421	$4,291	$12,959
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$73,117	$29,671	$73,117	$29,671
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$21,093	$24,877	$67,104	$70,070
Sale of property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$—	$21,107	$—	$21,107
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States and Canada; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets. Subsequent to quarter-end, the Company acquired a regulated electric utility in Bermuda and a water and wastewater provider in Chile (note 3(a) and (b), respectively).
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the consolidated financial statements of APUC for the year ended December 31, 2019, except for adopted accounting policies described in note 2(a) and note 1(e).
(b)COVID-19 pandemic
The preparation of these unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.
The ongoing outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in business suspensions and shutdowns that have caused changes in consumption patterns of the Company's customers. Force majeure or similar notices have been received from suppliers and/or contractors for all of the Company's major renewable energy construction projects. Certain manufacturing, transportation and delivery delays have occurred, and similar future disruptions are possible due to COVID-19. However, in the second quarter, the U.S. Internal Revenue Service extended by one year the “continuity safe harbor” deadline by which renewable projects must be placed in service to qualify for the maximum permissible U.S. federal tax credits. The Company’s business, financial condition, cash flows and results of operations, are subject to actual and potential future impacts resulting from COVID-19, the full extent of which is not currently known. The Company has made estimates of the impact of COVID-19 within its financial statements and there may be changes to those estimates in future periods.
(c)Seasonality
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. APUC's different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources are typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(d)Foreign currency translation
APUC’s reporting currency is the U.S. dollar. Within these unaudited interim consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$” immediately prior to the stated amount.
Effective January 1, 2020, the functional currency of APUC, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts, taking into consideration its operating, financing and investing activities. As a result of the entity's change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk (note 21(b)(iii)).
(e)Current expected credit losses
The Company adopted the U.S. Financial Accounting Standards Board (“FASB”) Financial Instruments —Credit Losses Topic 326 (“ASC 326”) in the first quarter of 2020 using a modified retrospective approach. The Company has trade accounts receivable and loans receivable from its equity method investees in both the Regulated Services and Renewable Energy Group. New allowance policies were implemented for the Company's loans receivable and the Renewable Energy Group's trade accounts receivable. The impact to the Company's bad debt expense upon adoption was not significant.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The FASB issued accounting standards update (“ASU”) Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 to reduce diversity in practice on how entities account for transactions on the basis of different views of the economics of a collaborative arrangement. The adoption of this Update during the first quarter did not have an impact on the unaudited interim consolidated financial statements.
The FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities to improve general purpose financial reporting. The update clarifies that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The adoption of this Update during the first quarter did not have an impact on the unaudited interim consolidated financial statements.
The FASB issued ASU 2017-04, Business Combinations (Topic 350): Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update is intended to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measured a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under the amendments in this update, the impairment loss will be measured as the amount by which the carrying amount of the reporting unit exceeds the reporting unit’s fair value. The Company will follow the pronouncements prospectively for goodwill impairment testing.
The FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The adoption of this topic in the first quarter did not have a significant impact on the unaudited interim consolidated financial statements (note 1(e)).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
2.     Recently issued accounting pronouncements
(b)Recently issued accounting guidance not yet adopted
The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The amendments in this Update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently assessing the impact of this Update.
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently assessing the impact of the reference rate reform and this Update.
3.Business acquisitions
(a)Acquisition of Bermuda Electric Light Company
Subsequent to quarter-end, on November 9, 2020, the Company completed the acquisition of Ascendant Group Limited (“Ascendant”), parent company of Bermuda Electric Light Company (“BELCO”). BELCO is the sole electric utility providing regulated electrical generation, transmission and distribution services to Bermuda's residents and businesses.
The purchase price of approximately $365,600 for the acquisition of BELCO was funded through the Company's existing credit facilities. The costs related to this acquisition have been expensed through the unaudited interim consolidated statement of operations.
Due to the timing of the acquisition, the Company has not completed the fair value measurements necessary for the allocation of the purchase price to the assets acquired and liabilities assumed.
(b)Acquisition of Empresa de Servicios Sanitarios de Los Lagos S.A.
Subsequent to quarter-end, the Company acquired 51% and 42.97% of Empresa de Servicios de Los Lagos S.A. (“ESSAL”) on October 13, and October 17, 2020, respectively. Through its 93.97% interests, the Company controls and consolidates ESSAL. The remaining 6.03% of ESSAL will be recorded as non-controlling interest by APUC. ESSAL is a vertically integrated, regional water and wastewater provider in Southern Chile.
The purchase price of approximately $162,100 for the acquisition of ESSAL was funded through the Company's existing credit facilities. Acquisition costs related to this acquisition have been expensed through the unaudited interim consolidated statement of operations.
Due to the timing of the acquisition, the Company has not completed the fair value measurements necessary for the allocation of the purchase price to the assets acquired and liabilities assumed.
(c)Acquisition of Enbridge Gas New Brunswick Limited Partnership & St. Lawrence Gas Company, Inc.
The Company completed the acquisition of Enbridge Gas New Brunswick Limited Partnership (“New Brunswick Gas”) on October 1, 2019, and St. Lawrence Gas Company, Inc. (“St. Lawrence Gas”) on November 1, 2019. New Brunswick Gas is a regulated utility that provides natural gas. The purchase price recorded in 2019 was $256,011 (C$339,036). A closing adjustment of $1,213 (C$1,884) was made in 2020 to reduce goodwill. St. Lawrence Gas is a regulated utility that provides natural gas in northern New York State. The total purchase price recorded in 2019 for the transaction was $61,820. A closing adjustment of $1,328 was made in 2020 to increase goodwill. The fair value measurements related to these acquisitions have been finalized.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
4.Accounts receivable
Accounts receivable as of September 30, 2020 include unbilled revenue of $45,988 (December 31, 2019 - $80,295) from the Company’s regulated utilities. Accounts receivable as of September 30, 2020 are presented net of allowance for doubtful accounts of $10,094 (December 31, 2019 - $4,939).

5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the public utility commissions of the states and provinces in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980 Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceeding were recently completed:

Utility	State	Regulatory proceeding type	Annual revenue increase (decrease)	Effective date
Energy North Gas System	New Hampshire	Cast Iron/Bare Steel Replacement Program Results	$1,613	July 1, 2020
Granite State Electric System	New Hampshire	General Rate Review	$5,474	July 1, 2020. The regulator also approved a one-time recoupment of $1,836 for the difference between the final rates and temporary rate increase of $2,093 granted on July 1, 2019.
Empire Electric (Missouri System)	Missouri	General Rate Review	$992	September 16, 2020
Peach State Gas System	Georgia	General Rate Review	$1,566	August 1, 2020
Calpeco Electric System	California	General Rate Review	$5,277	Retroactive to January 1, 2019
Various	California	General Rate Review	($657)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	September 30, 2020	December 31, 2019
Regulatory assets
Retired generating plant (a)	$195,465	$—
Environmental remediation	88,853	82,300
Pension and post-employment benefits	133,288	143,292
Income taxes	73,022	71,506
Debt premium	37,075	42,150
Fuel and commodity cost adjustments	15,479	23,433
Rate adjustment mechanism	91,065	69,121
Clean energy and other customer programs	25,634	26,369
Deferred capitalized costs (b)	31,271	38,833
Asset retirement obligation	26,068	23,841
Long-term maintenance contract	16,217	13,264
Vegetation management	18,747	5,043
Other	23,530	20,735
Total regulatory assets	$775,714	$559,887
Less: current regulatory assets	(62,282)	(50,213)
Non-current regulatory assets	$713,432	$509,674

Regulatory liabilities
Income taxes	$323,441	$321,960
Cost of removal	192,303	196,423
Fuel and commodity costs adjustments	20,197	16,645
Rate adjustment mechanism	4,817	10,446
Deferred capitalized costs - fuel related	—	7,097
Pension and post-employment benefits	23,172	22,256
Other (a)	26,632	23,235
Total regulatory liabilities	$590,562	$598,062
Less: current regulatory liabilities	(42,018)	(41,683)
Non-current regulatory liabilities	$548,544	$556,379
(a)Retired generating plant
On March 1, 2020, the Company's 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant in-service to a regulatory asset. The ultimate valuation of the regulatory asset will be determined in future commission orders. The Company is also assessing the decommissioning requirements associated with the retirement of the facility. Per commission orders in its jurisdictions, the Company is required to track the impact of Asbury's retirement on rates for consideration in the next rate case. The Company expects to defer such amounts collected from customers until new rates become effective. The accrual for this estimated amount includes revenues collected related to Asbury that will be subject to a future rate review proceeding and possible refund to customers. The ultimate resolution of this matter is uncertain.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
(b)Deferred capitalized costs
During the quarter, Empire Electric made an election under Missouri law to apply the plant-in-service accounting (“PISA”) regulatory mechanism, that permits Empire Electric to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable weighted average cost of capital (“WACC”) on certain property, plant, and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state, and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of new rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates. The regulatory asset associated with PISA as at September 30, 2020 is not material.
6.Long-term investments
Long-term investments consist of the following:

	September 30, 2020	December 31, 2019
Long-term investments carried at fair value
Atlantica (a)	$1,285,792	$1,178,581
Atlantica Yield Energy Solutions Canada Inc.	83,541	88,494
San Antonio Water System (b)	—	27,072
	$1,369,333	$1,294,147
Other long-term investments
Equity-method investees (b), (c)	$167,414	$82,111
Development loans receivable from equity-method investees (c)	224,433	36,204
Other	5,061	3,653
Total other long-term investments	$396,908	$121,968

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
Income (loss) from long-term investments from the three and nine months ended September 30 is as follows:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Fair value gain (loss) on investments carried at fair value
Atlantica	$(22,022)	$60,939	$98,190	$191,930
Atlantica Yield Energy Solutions Canada Inc.	(1,372)	3,455	(2,617)	(11,960)
San Antonio Water System	—	—	117	—
	$(23,394)	$64,394	$95,690	$179,970
Dividend and interest income from investments carried at fair value
Atlantica	$18,876	$17,977	$55,728	$50,881
Atlantica Yield Energy Solutions Canada Inc.	1,877	2,591	10,594	20,219
San Antonio Water System	—	—	2,113	—
	$20,753	$20,568	$68,435	$71,100
Other long-term investments
Equity method loss	(1,764)	(482)	(3,888)	(5,208)
Interest and other income	1,704	5,575	9,210	24,327
	$(2,701)	$90,055	$169,447	$270,189
(a)Investment in Atlantica
AAGES (AY Holdings) B.V. (“AY Holdings”), an entity controlled and consolidated by APUC, has a share ownership in Atlantica Yield plc (“Atlantica”) of approximately 44.2% (December 31, 2019 - 44.2%). APUC has the flexibility, subject to certain conditions, to increase its ownership of Atlantica up to 48.5%. The shares were purchased at a cost of $1,036,414. The Company accounts for its investment in Atlantica at fair value, with changes in fair value reflected in the unaudited interim consolidated statements of operations.
(b)San Antonio Water System
On December 30, 2019, the Company and a third party each contributed C$1,500 to the capital of a new joint venture, created for the purpose of investing in infrastructure opportunities. The Company sold its investment in Abengoa Water USA, LLC to the joint venture and has elected the fair value option under ASC 825, Financial Instruments to account for its investment in the joint venture, with changes in fair value reflected in the unaudited interim consolidated statements of operations.
On July 2, 2020, APUC acquired the third-party developer's 50% interest in the joint venture for C$1,581. As a result, the Company now consolidates Abengoa Water USA, LLC and its 20% interest in the San Antonio Water System (“SAWS”). The Company accounts for its 20% interest in SAWS using the equity method.
(c)Equity-method investees
The Company has non-controlling interests in various partnerships and joint ventures with a total carrying value of $167,414 (December 31, 2019 - $82,111) including investments in variable interest entities (“VIEs”) of $144,620 (December 31, 2019 - $59,091).
During quarter, the Blue Hill wind project net assets of $20,029 (C$27,205) were transferred into a joint venture entity in exchange for 50% equity interests in the joint venture. The Company holds an option to acquire the remaining 50% interest at a pre-agreed price.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(c)Equity-method investees (continued)
Subsequent to quarter-end, effective October 21, 2020, APUC paid $1,500 to Abengoa S.A. (“Abengoa”) for a 12-month exclusive, transferable, and irrevocable option to purchase all of Abengoa's interests in Abengoa-Algonquin Global Energy Solutions (“AAGES”) B.V., AAGES Development Canada Inc., and AAGES Development Spain, S.A. During the term of the option, the Company is obligated to provide cash advances in an aggregate amount not exceeding $7,233 in any calendar year to be used only in accordance with the baseline operating budget.
Summarized combined information for APUC's investments in significant partnerships and joint ventures is as follows:

	September 30, 2020	December 31, 2019
Total assets	$3,021,039	$833,791
Total liabilities	2,727,771	697,751
Net assets	293,268	136,040
APUC's ownership interest in the entities	120,206	63,624
Difference between investment carrying amount and underlying equity in net assets(a)	47,208	18,487
APUC's investment carrying amount for the entities	$167,414	$82,111
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments, development fees and transaction costs.
The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company is obligated to provide cash advances and credit support in amounts necessary for the continued development and construction of the equity investees' projects. As of September 30, 2020, the Company had issued letters of credit and guarantees of obligations: under a security of performance for a development opportunity; wind turbine or solar panel supply agreements; engineering, procurement, and construction agreements; purchase and sale agreements; interconnection agreements; energy purchase agreements; renewable energy credit agreements; equity capital contribution agreements; landowner agreements; and construction loan agreements. The fair value of the support provided recorded as at September 30, 2020 amounts to $11,356 (December 31, 2019 - $9,493).
Summarized combined information for APUC's VIEs is as follows:

	September 30, 2020	December 31, 2019
APUC's maximum exposure in regards to VIEs
Carrying amount	$144,620	$59,091
Development loans receivable	223,621	35,000
Commitments on behalf of VIEs	958,281	1,364,871
	$1,326,522	$1,458,962
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. The majority of the amounts committed on behalf of VIEs in the above relate to wind turbine or solar panel supply agreements as well as engineering, procurement, and construction agreements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		September 30, 2020	December 31, 2019
Senior unsecured revolving credit facilities (a)	—	2023-2024	N/A		$—	$141,577
Senior unsecured bank credit facilities (b)	—	2020-2021	N/A		—	75,000
Commercial paper	—	2020	N/A		—	218,000
U.S. dollar borrowings
Senior unsecured notes (c)	3.46%	2022-2047		$1,700,000	1,688,128	1,219,579
Senior unsecured utility notes	6.01%	2020-2035		$212,000	227,572	233,686
Senior secured utility bonds (d)	4.71%	2026-2044		$556,197	562,285	672,337
Canadian dollar borrowings
Senior unsecured notes (e)	4.28%	2021-2050	C$	1,150,669	858,608	728,679
Senior secured project notes	10.21%	2027	C$	26,498	19,859	21,961
					$3,356,452	$3,310,819
Subordinated U.S. dollar borrowings
Subordinated unsecured notes	6.50%	2078-2079		$637,500	621,253	621,049
					$3,977,705	$3,931,868
Less: current portion					(6,925)	(225,013)
					$3,970,780	$3,706,855

Short-term obligations of $177,452 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Recent financing activities:
(a)Senior unsecured revolving credit facilities
On February 24, 2020, the Renewable Energy Group increased its uncommitted letter of credit facility to $350,000 and extended the maturity to June 30, 2021.
(b)Senior unsecured bank credit facilities
Given the uncertainty caused by the COVID-19 pandemic, the Company secured additional liquidity as an additional margin of safety intended to ensure the Company can continue to move forward with its 2020 capital expenditure program and committed acquisitions independent of the state of the capital markets. The additional liquidity is in the form of three new senior unsecured delayed draw non-revolving credit facilities for a total of $1,600,000 maturing in April 2021. Subsequent to quarter-end, on October 5, 2020, these facilities were replaced with two new syndicated revolving credit facilities for a total of $1,600,000 maturing December 31, 2021.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
Recent financing activities (continued):
(c)Senior unsecured notes
On September 23, 2020, the Regulated Services Group's debt financing entity issued $600,000 senior unsecured notes bearing interest at 2.05% with a maturity date of September 15, 2030.
On July 31, 2020, the Company repaid, upon its maturity, a $25,000 unsecured note. On April 30, 2020, the Company repaid, upon its maturity, a $100,000 unsecured note.
(d)Senior secured utility bonds
On June 1, 2020, the Company repaid, upon its maturity, a $100,000 secured utility bond at Empire.
(e)Canadian dollar senior unsecured notes
On February 14, 2020, the Regulated Services Group issued C$200,000 senior unsecured debentures bearing interest at 3.315% with a maturity date of February 14, 2050. The debentures are redeemable at the option of the Company at a price based on a make-whole provision.
8.Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits (“OPEB”) in the unaudited interim consolidated statements of operations for the three and nine-month periods ended September 30:

	Pension benefits
	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Service cost	$3,607	$3,226	$11,310	$9,286
Non-service costs
Interest cost	3,808	6,854	12,711	15,283
Expected return on plan assets	(6,279)	(5,106)	(18,789)	(15,317)
Amortization of net actuarial loss	1,782	872	4,072	2,616
Amortization of prior service credits	(403)	(196)	(1,207)	(586)
Amortization of regulatory assets/liabilities	3,169	2,292	11,476	6,563
	$2,077	$4,716	$8,263	$8,559
Net benefit cost	$5,684	$7,942	$19,573	$17,845

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Pension and other post-employment benefits (continued)

	OPEB
	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Service cost	$1,626	$1,201	$4,559	$3,603
Non-service costs
Interest cost	2,307	1,809	5,881	5,427
Expected return on plan assets	(2,176)	(1,650)	(6,561)	(4,951)
Amortization of net actuarial loss (gain)	409	(238)	382	(714)
Amortization of prior service credits	—	(52)	—	(157)
Amortization of regulatory assets/liabilities	(248)	409	1,377	1,870
	$292	$278	$1,079	$1,475
Net benefit cost	$1,918	$1,479	$5,638	$5,078
The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit cost are considered non-service costs and have been included outside of operating income in the unaudited interim consolidated statements of operations.

9.Other long-term liabilities
Other long-term liabilities consist of the following:

	September 30, 2020	December 31, 2019
Advances in aid of construction	$62,317	$60,828
Environmental remediation obligation	65,460	58,061
Asset retirement obligations	60,612	53,879
Customer deposits	31,652	31,946
Unamortized investment tax credits	17,922	18,234
Deferred credits	18,856	18,952
Preferred shares, Series C	13,166	13,793
Hook up fees	13,757	9,610
Lease liabilities	13,619	9,695
Contingent development support obligations	11,356	9,446
Other	17,510	16,896
	$326,227	$301,340
Less: current portion	(57,711)	(57,939)
	$268,516	$243,401

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital
(a)Common shares
Number of common shares

	Nine months ended September 30
	2020	2019
Common shares, beginning of period	524,223,323	488,851,433
Public offering	66,130,063	1,756,799
Dividend reinvestment plan	3,532,823	4,749,570
Exercise of share-based awards (b)	1,421,766	1,211,448
Conversion of convertible debentures	6,225	11,883
Common shares, end of period	595,314,200	496,581,133
On July 17, 2020, APUC issued 57,465,500 common shares at $12.60 (C$17.10) per share pursuant to agreements with a syndicate of underwriters and an institutional investor for gross proceeds of $723,926 (C$982,660) before issuance costs of $24,755 (C$33,602). Forward contracts were used to manage the Canadian dollar risk (note 21(b)(iv)).
On May 15, 2020, APUC re-established its at-the-market equity program (“ATM program”) that allows the Company to issue up to $500,000 of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. During the nine months ended September 30, 2020, the Company issued 8,664,563 common shares under the ATM program at an average price of $13.92 per common share for gross proceeds of $120,634 ($119,126 net of commissions). Other related costs, primarily related to the re-establishment of the ATM program, were $1,163.
Since the initial launch of the ATM program in February 2019, the Company has issued an aggregate of 10,421,362 common shares under the ATM program at an average price of $13.69 per share for gross proceeds of $142,668 ($140,830 net of commissions). Other related costs, primarily related to the establishment and re-establishment, as applicable, of the ATM program, were $3,285.
(b)Share-based compensation
For the three and nine months ended September 30, 2020, APUC recorded $6,588 and $18,228, respectively (2019 - $2,814 and $7,287, respectively) in total share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations, except for $3,169 and $10,121 related to management succession and executive retirement expenses discussed below, which was recorded in other net losses (note 16(b)) for the three and nine months ended September 30, 2020. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of September 30, 2020, total unrecognized compensation costs related to non-vested options and performance share units (“PSUs”) were $1,039 and $13,797, respectively, and are expected to be recognized over a period of 1.43 and 1.61 years, respectively.
Management succession and executive retirements:
The Company announced succession plans for the role of Chief Executive Officer (“CEO”) and the pending retirements of the Chief Financial Officer (“CFO”) and Vice Chair. In order to facilitate an orderly and planned transition, the Company entered into Retirement Agreements with Messrs. Robertson, Bronicheski and Jarratt. Messrs. Robertson and Bronicheski retired on July 17, 2020 and September 18, 2020, respectively. Mr. Jarratt will retire at the end of November 2020.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
Retirement restricted share units (“RSUs”) were granted to Messrs Robertson, Jarratt and Bronicheski. The retirement RSUs vest on each executive’s respective retirement date and settle at various times between the first and fifth anniversary of the day of grant. The compensation cost is recorded over the period from the effective date of the retirement agreement to the retirement date. For the three and nine months ended September 30, 2020, the Company recorded compensation cost of $1,560 and $4,608, respectively, in other net losses (note 16(b)).
All unvested PSUs held by an executive will remain outstanding. All options held by an executive will continue to vest and be exercisable as if the executive were still employed until such Options otherwise expire in accordance with their terms and conditions. The fair value of these PSUs and options is being recognized over their vesting period. As a result of the retirement agreement the recognition of the compensation cost is accelerated and recorded over the period from the effective date of the retirement agreement to the retirement date. For the three and nine months ended September 30, 2020, the Company recorded accelerated compensation expense of $623 and $3,564, respectively, in other net losses (note 16(b)).
For the three and nine months ended September 30, 2020, the Company recorded other succession and retirement expense of $986 and $1,949, respectively, in other net losses (note 16(b)).
Share option plan:
During the nine months ended September 30, 2020, the Board of Directors of the Company (the “Board”) approved the grant of 999,962 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$16.78, the market price of the underlying common share at the date of grant. One-third of 948,347 options vest on each of December 31, 2020, 2021, and 2022. One-third of 51,615 options vest on each of January 1, 2021, 2022, and 2023. The options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

	2020
Risk-free interest rate	1.2%
Expected volatility	24%
Expected dividend yield	4.1%
Expected life	5.50 years
Weighted average grant date fair value per option	C$	2.72
During the nine months ended September 30, 2020, 2,386,275 share options were exercised at a weighted average price of C$12.52 in exchange for 748,786 common shares issued from treasury, and 1,637,489 options settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
Performance and restricted share units:
During the nine months ended September 30, 2020, a total of 1,168,552 PSUs, RSUs and retirement RSUs discussed above were granted to executives of the Company. The awards vest based on the terms of each agreement ranging from July 2020 to January 2023. During the nine months ended September 30, 2020, the Company settled 825,859 PSUs in exchange for 441,342 common shares issued from treasury, and 384,517 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs. Subsequent to quarter-end, in October 2020, a total of 30,319 additional PSUs were granted to employees of the Company.
During the nine months ended September 30, 2020, 135,409 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested. In addition, the Company settled 13,778 bonus deferral RSUs in exchange for 6,401 common shares issued from treasury, and 7,377 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

10.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
Directors' deferred share units:
During the nine months ended September 30, 2020, 65,536 deferred share units (“DSUs”) were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.

11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2019	$(74,189)	$64,333	$(9,529)	$(19,385)
Adoption of ASU 2017-12 on hedging	—	186	—	186
Other comprehensive income (loss)	7,795	19,177	(7,999)	18,973
Amounts reclassified from AOCI to the unaudited interim consolidated statement of operations	—	(8,597)	1,490	(7,107)
Net current period OCI	$7,795	$10,580	$(6,509)	$11,866
OCI attributable to the non-controlling interests	(2,428)	—	—	(2,428)
Net current period OCI attributable to shareholders of APUC	$5,367	$10,580	$(6,509)	$9,438
Balance, December 31, 2019	$(68,822)	$75,099	$(16,038)	$(9,761)
Other comprehensive loss	(17,244)	(15,932)	—	(33,176)
Amounts reclassified from AOCI to the unaudited interim consolidated statement of operations	—	(9,130)	175	(8,955)
Net current period OCI	$(17,244)	$(25,062)	$175	$(42,131)
OCI attributable to the non-controlling interests	2,640	—	—	2,640
Net current period OCI attributable to shareholders of APUC	$(14,604)	$(25,062)	$175	$(39,491)
Balance, September 30, 2020	$(83,426)	$50,037	$(15,863)	$(49,252)
Amounts reclassified from AOCI for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended September 30
	2020				2019
	Dividend		Dividend per share		Dividend	Dividend per share
Common shares		$92,830		$0.1551	$70,392	$0.1410
Series A preferred shares	C$	1,549	C$	0.3226	$1,549	$0.3226
Series D preferred shares	C$	1,273	C$	0.3182	$1,273	$0.3182

	Nine months ended September 30
	2020				2019
	Dividend		Dividend per share		Dividend	Dividend per share
Common shares		$251,282		$0.4512	$203,542	$0.4102
Series A preferred shares	C$	4,646	C$	0.9679	$4,646	$0.9679
Series D preferred shares	C$	3,818	C$	0.9546	$3,796	$0.9489

13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three and nine months ended September 30, 2020, the Company charged its equity-method investees $6,280 and $15,698, respectively (2019 - $5,350 and $18,203, respectively). Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. The development fee charged to the Company has not been significant.
(b)Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES B.V. in 2018 for $305,000. Redemption is not considered probable as at September 30, 2020. The Company incurred non-controlling interest attributable to AAGES B.V. of $2,765 and $9,924, respectively (2019 - $7,009 and $20,923, respectively) and recorded distributions of $2,680 and $9,552, respectively (2019 - $3,815 and $14,682, respectively) during the three and nine months ended September 30, 2020 (note 14).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”) in May 2019. The Company recorded distributions of $2,196 and $11,069, respectively (2019 - $2,715 and $20,517, respectively) during the three and nine months ended September 30, 2020.
(d)Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”), which was partially owned by Senior Executives. APC owns the partnership interest in the 18 MW Long Sault Hydro Facility. A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the three and nine months ended September 30 consists of the following:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$10,135	$9,674	$43,870	$42,009
Non-controlling interests - redeemable tax equity partnership units	1,716	2,267	5,191	6,912
Other net earnings attributable to:
Non-controlling interests	(557)	(564)	(1,791)	(1,855)
	$11,294	$11,377	$47,270	$47,066
Redeemable non-controlling interest, held by related party	(2,765)	(7,009)	(9,924)	(20,923)
Net effect of non-controlling interests	$8,529	$4,368	$37,346	$26,143
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the hypothetical liquidation at book value (“HLBV”) method of accounting.
The Turquoise Solar Facility, a 10 MWac solar generating facility located in Washoe County, Nevada, was placed in service on December 31, 2019. The Class A partnership units are owned by a third-party tax equity investor who funded $1,403 on the execution date, $2,000 on December 31, 2019 and an installment of $2,649 during the second quarter.
15.Income taxes
For the nine months ended September 30, 2020, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the tax benefit from tax credits accrued, the beneficial impact of differences in effective tax rates on transactions in foreign jurisdictions, and the favorable tax impact on the income associated with its investment in Atlantica. These adjustments are offset by deferred tax expense associated with the non-controlling interest share of income, and the impact of the finalization of certain regulations related to U.S. Tax Reform as further described below. For the nine months ended September 30, 2019, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the favorable tax impact on the income associated with its investment in Atlantica, and the impact of the differences in effective tax rates on transactions in foreign jurisdictions.
The Company recognizes tax credits on a quarterly basis using an overall effective income tax rate anticipated for the full year which may differ significantly from recognizing tax credits as either wind energy is generated and sold or as solar assets are placed in service. Tax credits can significantly affect the Company's effective income tax rate depending on the amount of pretax income. For the nine months ended September 30, 2020, the Company has accrued $25,000 of tax credits. The tax credits that have been accrued are primarily investment tax credits associated with renewable energy projects that have either been placed in service or are expected to be placed in service by the end of 2020.
On April 8, 2020, the IRS issued final regulations with respect to rules regarding certain Hybrid arrangements as a result of U.S. Tax Reform. As a result of the final regulations, the Company has recorded a one-time income tax expense of $9,300 to reverse the benefit of deductions taken in the prior year.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Other net losses
Other net losses consist of the following:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Acquisition and transition-related costs	(2,908)	(2,786)	(6,050)	(5,175)
Tax reform (a)	—	—	(11,728)	—
Management succession and executive retirement (b)	(3,169)	—	(10,121)	—
Other (c)	(10,851)	(2,897)	(16,859)	(8,875)
	$(16,928)	$(5,683)	$(44,758)	$(14,050)

(a)Tax reform
As a result of the Tax Cuts and Jobs Act enacted in 2017, regulators in the states where the Regulated Services Group operates contemplated the rate making implications of federal tax rates from the legacy 35% tax rate and the new 21% federal statutory income tax rate effective January 2018. On July 1, 2020, the Company received an order from the Public Service Commission of the State of Missouri that requires Empire to refund to customers over five years the revenue requirement collected at the higher tax rate between January 1, 2018 and August 31, 2018 before new rates came into effect. Therefore, an accounting loss was recognized for approximately $11,728 during the quarter.
(b)Management succession and executive retirement
The Company announced succession plans for the role of CEO, and the pending retirements of the CFO and Vice Chair. As part of the Retirement Agreements, the Company recorded $3,169 and $10,121, for the three and nine months ended September 30, 2020, respectively, of expenses during the quarter in relation to these executives’ share-based compensation agreements (note 10(b)).
(c)Other
Other losses primarily consists of costs related to the condemnation of Liberty Utilities (Apple Valley Ranchos Water) Corp. (note 19(a)) and some of the costs related to the Granite Bridge Project, a proposed natural gas pipeline to provides service to the Energy North Gas System. During the quarter, the Company decided to discontinue the Granite Bridge Project and to instead seek approval of a significantly less expensive contract for additional capacity on a mainline gas artery. The Company is seeking recovery of all costs involved with pursuing the Granite Bridge Project. However, for GAAP purposes, the related asset will be recorded on the Company's balance sheet following review by the regulator at the next general rate proceeding.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)

17.Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, subscription receipts outstanding, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the period and, if dilutive, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options and additional shares issued subsequent to quarter-end under the dividend reinvestment plan.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Net earnings attributable to shareholders of APUC	$55,851	$115,754	$278,273	$358,785
Series A preferred shares dividend	1,154	1,173	3,435	3,496
Series D preferred shares dividend	948	964	2,823	2,856
Net earnings attributable to common shareholders of APUC – basic and diluted	$53,749	$113,617	$272,015	$352,433
Weighted average number of shares
Basic	585,403,736	495,912,305	547,031,170	493,192,919
Effect of dilutive securities	5,291,986	5,144,344	5,096,871	4,798,346
Diluted	590,695,722	501,056,649	552,128,041	497,991,265
The shares potentially issuable for the three and nine months ended September 30, 2020, as a result of 51,615 and 51,615 securities (2019 - nil and 1,113,775) are excluded from this calculation as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States and Canada; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally. Subsequent to quarter-end, the Company acquired a regulated electric utility in Bermuda and a water and wastewater provider in Chile (note 3(a) and (b), respectively).
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada are included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate.

	Three months ended September 30, 2020
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$316,696	$59,419	$—	$376,115
Fuel, power and water purchased	75,107	4,969	—	80,076
Net revenue	241,589	54,450	—	296,039
Operating expenses	98,215	18,544	—	116,759
Administrative expenses	9,231	7,054	(2,473)	13,812
Depreciation and amortization	51,520	18,885	1,123	71,528
Gain on foreign exchange	—	—	(936)	(936)
Operating income	82,623	9,967	2,286	94,876
Interest expense	(25,224)	(12,077)	(8,259)	(45,560)
Income from long-term investments	300	20,028	(23,029)	(2,701)
Other	(11,209)	(2,291)	(5,496)	(18,996)
Earnings before income taxes	$46,490	$15,627	$(34,498)	$27,619
Capital expenditures	$161,285	$10,636	$10,741	$182,662
(1) Renewable Energy Group revenue includes $3,661 related to net hedging gains from energy derivative contracts for the three-month period ended September 30, 2020 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $12,673 related to alternative revenue programs for the three-month period ended September 30, 2020 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended September 30, 2019
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$310,106	$55,460	$—	$365,566
Fuel, power and water purchased	81,670	3,531	—	85,201
Net revenue	228,436	51,929	—	280,365
Operating expenses	96,562	19,686	—	116,248
Administrative expenses	7,038	7,543	348	14,929
Depreciation and amortization	47,100	18,435	247	65,782
Loss on foreign exchange	—	—	(859)	(859)
Operating income	77,736	6,265	264	84,265
Interest expense	(23,713)	(14,486)	(7,469)	(45,668)
Income from long-term investments	2,041	23,253	64,761	90,055
Other	(7,831)	15,302	(2,769)	4,702
Earnings before income taxes	$48,233	$30,334	$54,787	$133,354
Capital expenditures	$130,619	$59,628	$—	$190,247
(1) Renewable Energy Group revenue includes $2,071 related to net hedging gains from energy derivative contracts for the three-month period ended September 30, 2019 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $3,805 related to alternative revenue programs for the three-month period ended September 30, 2019 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Nine months ended September 30, 2020
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$992,214	$192,440	$—	$1,184,654
Fuel, power and water purchased	263,562	11,714	—	275,276
Net revenue	728,652	180,726	—	909,378
Operating expenses	311,649	56,186	—	367,835
Administrative expenses	27,916	19,594	(383)	47,127
Depreciation and amortization	157,159	67,316	1,600	226,075
Gain on foreign exchange	—	—	(5,630)	(5,630)
Operating income	231,928	37,630	4,413	273,971
Interest expense	(74,161)	(40,174)	(22,291)	(136,626)
Income from long-term investments	5,910	66,373	97,164	169,447
Other	(35,901)	(2,340)	(14,112)	(52,353)
Earnings before income taxes	$127,776	$61,489	$65,174	$254,439
Property, plant and equipment	$4,842,614	$2,404,626	$35,169	$7,282,409
Investments carried at fair value	—	1,369,333	—	1,369,333
Equity-method investees	42,730	124,684	—	167,414
Total assets	7,141,546	4,303,321	295,073	11,739,940
Capital expenditures	$458,558	$55,672	$10,741	$524,971
(1) Renewable Energy Group revenue includes $20,400 related to net hedging gains from energy derivative contracts for the nine-month period ended September 30, 2020 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $20,403 related to alternative revenue programs for the nine-month period ended September 30, 2020 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Nine months ended September 2019
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,002,737	$183,632	$—	$1,186,369
Fuel and power purchased	305,745	13,110	—	318,855
Net revenue	696,992	170,522	—	867,514
Operating expenses	300,558	55,990	—	356,548
Administrative expenses	19,017	22,432	122	41,571
Depreciation and amortization	142,551	63,356	735	206,642
Loss on foreign exchange	—	—	75	75
Operating income	234,866	28,744	(932)	262,678
Interest expense	(74,862)	(46,930)	(12,337)	(134,129)
Income from long-term investments	5,152	83,800	181,237	270,189
Other	(18,587)	15,229	(5,134)	(8,492)
Earnings before income taxes	$146,569	$80,843	$162,834	$390,246
Capital expenditures	$332,792	$70,505	$—	$403,297
	December 31, 2019
Property, plant and equipment	$4,754,373	$2,444,382	$32,909	$7,231,664
Investments carried at fair value	27,072	1,267,075	—	1,294,147
Equity-method investees	29,827	53,670	—	83,497
Total assets	$6,816,063	$4,014,067	$81,340	$10,911,470
(1) Renewable Energy Group revenue includes $13,711 related to net hedging gains from energy derivative contracts for the nine-month period ended September 30, 2019 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $244 related to alternative revenue programs for the nine-month period ended September 30, 2019 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
APUC operates in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Revenue
Canada	$27,412	$20,104	$109,080	$60,268
United States	348,703	345,462	1,075,574	1,126,101
	$376,115	$365,566	$1,184,654	$1,186,369
Revenue is attributed to the two countries based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies
(a)Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these unaudited interim consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against APUC and certain of its subsidiaries, claiming damages of not less than $345,000 and punitive damages in the sum of $25,000. The action arises from Gaia’s 2010 sale, to a subsidiary of APUC, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets. The parties have since agreed to arbitrate the dispute, and it is scheduled to be heard in the first quarter of 2021. It is too early to determine the likelihood of success in this lawsuit; however, APUC intends to vigorously defend it.
Condemnation expropriation proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. is the subject of a condemnation lawsuit filed by the town of Apple Valley. A court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned. The evidentiary portion of the right-to-take condemnation trial finished on July 15, 2020 and a decision is expected from the Court in the first half of 2021. Any taking by government entities would legally require fair compensation to be paid; however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility assets taken.
(b)Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of September 30, 2020.
APUC has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements.
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$23,453	$11,335	$11,564	$11,738	$11,972	$170,428	$240,490
Gas supply and service agreements (ii)	73,388	58,945	49,165	41,617	39,593	123,305	386,013
Service agreements	49,801	43,127	47,341	48,326	46,359	257,959	492,913
Capital projects	570,480	—	—	—	—	—	570,480
Land easements	6,657	6,691	6,775	6,863	6,940	194,643	228,569
Total	$723,779	$120,098	$114,845	$108,544	$104,864	$746,335	$1,918,465
(i)     Power purchase: APUC’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of September 30, 2020. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(ii)     Gas supply and service agreements: APUC’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Accounts receivable	$(13,024)	$19,317	$43,922	$31,038
Fuel and natural gas in storage	(5,295)	(3,404)	(2,236)	6,657
Supplies and consumables inventory	(377)	(1,144)	(21,335)	(6,065)
Income taxes recoverable	(1,464)	(11,072)	(3,353)	(4,271)
Prepaid expenses	(4,680)	(3,086)	(12,024)	(8,554)
Accounts payable	68,585	(13,153)	5,248	(23,261)
Accrued liabilities	(36,400)	77,898	(76,439)	22,187
Current income tax liability	3,264	15,108	4,980	15,802
Asset retirements and environmental obligations	(1,475)	(746)	(2,174)	(2,168)
Net regulatory assets and liabilities	(32,829)	(8,954)	(16,913)	(830)
	$(23,695)	$70,764	$(80,324)	$30,535

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

September 30, 2020	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,369,333	$1,369,333	$1,285,792	$—	$83,541
Development loans and other receivables	241,959	262,437	—	262,437	—
Derivative instruments (1):
Energy contracts designated as a cash flow hedge	54,163	54,163	—	—	54,163
Energy contracts not designated as cash flow hedge	115	115	—	—	115
Commodity contracts for regulated operations	1,022	1,022	—	1,022	—
Cross currency swap designated as a net investment hedge	3,498	3,498	—	3,498	—
Total derivative instruments	58,798	58,798	—	4,520	54,278
Total financial assets	$1,670,090	$1,690,568	$1,285,792	$266,957	$137,819
Long-term debt	$3,977,705	$4,524,796	$2,244,613	$2,280,184	$—
Convertible debentures	283	549	549	—	—
Preferred shares, Series C	13,166	14,813	—	14,813	—
Derivative instruments (1):
Energy contracts designated as a cash flow hedge	3,304	3,304	—	—	3,304
Energy contracts not designated as a cash flow hedge	184	184	—	—	184
Cross-currency swap designated as a net investment hedge	92,961	92,961	—	92,961	—
Forward interest rate swaps designated as a hedge	10,641	10,641	—	10,641	—
Commodity contracts for regulated operations	161	161	—	161	—
Total derivative instruments	107,251	107,251	—	103,763	3,488
Total financial liabilities	$4,098,405	$4,647,409	$2,245,162	$2,398,760	$3,488
(1) Balance of $62 associated with certain weather derivatives have been excluded, as they are accounted for based on intrinsic value rather than fair value.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2019	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,294,147	$1,294,147	$1,178,581	$27,072	$88,494
Development loans and other receivables	37,050	37,984	—	37,984	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	65,304	65,304	—	—	65,304
Energy contracts not designated as a cash flow hedge	20,384	20,384	—	—	20,384
Commodity contracts for regulatory operations	16	16	—	16	—
Total derivative instruments	85,704	85,704	—	16	85,688
Total financial assets	$1,416,901	$1,417,835	$1,178,581	$65,072	$174,182
Long-term debt	$3,931,868	$4,284,068	$1,495,153	$2,788,915	$—
Convertible debentures	342	623	623	—	—
Preferred shares, Series C	13,793	15,120	—	15,120	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	789	789	—	—	789
Cross-currency swap designated as a net investment hedge	81,765	81,765	—	81,765	—
Currency forward contract not designated as hedge	38	38	—	—	38
Commodity contracts for regulated operations	2,072	2,072	—	2,072	—
Total derivative instruments	84,664	84,664	—	83,837	827
Total financial liabilities	$4,030,667	$4,384,475	$1,495,776	$2,887,872	$827
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of September 30, 2020 and December 31, 2019 due to the short-term maturity of these instruments.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The Company’s level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of APUC's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $11.09 to $104.64 with a weighted average of $22.71 as of September 30, 2020. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.10% to 8.85% with a weighted average of 8.76%, and the expected volatility of Atlantica's share price ranging from 18% to 22% as of September 30, 2020. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2020
Financial contracts: Swaps	2,507,167
Options	875,506
Forward contracts	2,000,000
5,382,673
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the unaudited interim consolidated balance sheets:

	September 30, 2020	December 31, 2019
Regulatory assets:
Swap contracts	$739	$28
Option contracts	23	38
Forward contracts	$210	$1,830
Regulatory liabilities:
Swap contracts	$39	$743
Option contracts	$27	$—
(ii)Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
674,318	December 2028	34.43	PJM Western HUB
3,099,067	December 2027	25.02	NI HUB
2,430,425	December 2027	36.46	ERCORT North HUB
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company designated a contract with a notional quantity of 99,080 MW-hours, a price of $38.95 per MW-hr and expiring in February 2022 as a hedge to the price of energy purchases. The Company also mitigates the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges and changes in fair value are recorded in earnings as they occur (note 21(b)(iv)).
In January 2019, the Company entered into a long-term energy derivative contract to reduce the price risk on the expected future sale of power generation at the Sugar Creek Wind Project. On September 30, 2019, the Company sold the derivative contract together with 100% of its ownership interest in Sugar Creek Wind Project to AAGES Sugar Creek Wind, LLC. The novation and transfer of the derivative contract was subject to counterparty approval, which was received in the first quarter of 2020. As a result, the hedge relationship for the Sugar Creek Wind Project energy derivative was discontinued. Amounts in AOCI of $15,765 and related tax were reclassified from AOCI into earnings in 2019.
The Company was party to a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year C$135,000 bond. During 2018, the Company amended and extended the forward-starting date of the interest rate swap to begin on March 29, 2019. During 2019, the Company settled the forward-starting interest rate swap contract as it issued C$300,000 10-year senior unsecured notes with an interest rate of 4.60%.
In September 2019, the Company entered into a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes. The Company designated the entire notional amount of the three pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Effective portion of cash flow hedge	$(3,042)	$9,050	$(15,932)	$19,137
Amortization of cash flow hedge	(555)	(8)	(1,663)	(24)
Amounts reclassified from AOCI	(1,164)	(14,817)	(7,467)	(11,258)
OCI attributable to shareholders of APUC	$(4,761)	$(5,775)	$(25,062)	$7,855
The Company expects $7,854 and $1,797 of unrealized gains currently in AOCI to be reclassified, net of taxes into non-regulated energy sales and interest expense, respectively, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of APUC's operations is the U.S. dollar. Effective January 1, 2020, the functional currency of APUC, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts, taking into consideration its operating, financing and investing activities. As a result of that entity's change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk.
The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $278 and $83 for the three and nine months ended September 30, 2020, respectively, was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes to effectively convert the $350,000 U.S. dollar denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of APUC to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of APUC's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $10,080 and gain of $9,503 for the three and nine months ended September 30, 2020, respectively, was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. APUC manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $nil and $3,581 for the three and nine months ended September 30, 2020 (2019 - loss of $6,891 and gain of $17,116), respectively, was recorded in OCI.
The Company is party to C$650,000 cross currency swaps to effectively convert Canadian dollar debentures (note 7) into U.S. dollars. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $15,472 and loss of $11,719 for the three and nine months ended September 30, 2020 (2019 - loss of $13,029 and gain of $7,176), respectively, was recorded in OCI.
(iv)Other derivatives
Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
During the quarter, the Company executed on currency forward contracts to purchase in total $682,500 for approximately C$923,243 in order to manage the currency exposure to the Canadian dollar shares issuance (note 10(a)). A foreign currency gain of $2,363 was recorded as a result of the settlement.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives (continued)
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings. The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Change in unrealized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(165)	$(398)	$462	$—
Currency forward contract	—	(459)	—	(876)
Total change in unrealized gain (loss) on derivative financial instruments	$(165)	$(857)	$462	$(876)
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	(289)	—	(970)	(207)
Currency forward contract	2,363	(373)	2,363	200
Total realized gain (loss) on derivative financial instruments	$2,074	$(373)	$1,393	$(7)
Gain (loss) on derivative financial instruments not accounted for as hedges	1,909	(1,230)	1,855	(883)
Amortization of AOCI gains frozen as a result of hedge dedesignation	755	15,777	2,255	15,799
	$2,664	$14,547	$4,110	$14,916
Amounts recognized in the unaudited interim consolidated statements of operations consist of:
Gain on derivative financial instruments	$301	$15,379	$1,747	$15,592
Gain (loss) on foreign exchange	2,363	(832)	2,363	(676)
	$2,664	$14,547	$4,110	$14,916
(c)Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigate these risks to the extent possible on a cost effective basis.
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.